Exhibit 20.1

                                  ELXSI ADOPTS
                           STOCK PURCHASE RIGHTS PLAN;
                      STOCKHOLDERS APPROVE BYLAW AMENDMENTS


ORLANDO, Florida -- June 4, 1997 -- ELXSI Corporation ("ELXSI" or the "Company") today announced that its Board of Directors has adopted a new stock purchase rights plan ("Rights Plan").

Alexander M. Milley, the Company's Chairman, President and Chief Executive Officer, stated that "The Rights Plan is designed to help assure that all of ELXSI's stockholders receive fair and equal treatment in the event of a proposed takeover, and to guard against partial and 'creeping' tender offers, squeeze-outs and other abusive tactics to gain control of the Company."

The Board has declared a dividend of one right ("Right") for each share of ELXSI Common Stock outstanding on June 16, 1997, and all shares of Common Stock issued on or after that date will have one attached Right. The Rights will become exercisable only if a person or group acquires 15% or more of the outstanding Common Stock or announces a tender or exchange offer which would result in a person or group owning 15% or more of the outstanding Common Stock. Each Right will initially entitle the holder to purchase one share of Common Stock at an exercise price of $25.00. However, once a person or group acquires 15% or more of the Common Stock, each Right (other than such person's or group's Rights, which will become void) will entitle the holder to purchase, at the $25.00 exercise price, ELXSI Common Stock having a market value equal to twice that price. The Rights will have a similar effect if after they become exercisable the Company merges or effects certain other transactions.

Mr. Milley and certain related persons beneficially own approximately 23% of the outstanding Common Stock, and the Rights Plan provides that he and such other persons may acquire up to 35% (or an additional 12%) of the outstanding Common Stock without causing the Rights to become exercisable.

In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $.001 per Right. If not redeemed, they will expire on June 15, 2007.

A summary of the Rights Plan will be provided to ELXSI stockholders on or shortly after the June 16, 1997 record date.

                                 *      *      *

In a separate development, the Company also announced today that, at its recent annual meeting, stockholders approved bylaw amendments designed to help Company preserve its ability to utilize its net operating loss carryforwards ("NOLs") for federal income tax purposes. Under these amendments, which were first proposed in ELXSI's most recent Proxy Statement, any attempted transfer of Common Stock (and certain other Company equity securities) to a person or group who owns, or who would own as a result of such transfer, 5% or more of the Common Stock (and such other equity securities) will be prohibited unless approved by the Board of Directors (or an authorized committee). These restrictions will generally be in effect until the NOLs no longer provide tax benefits to the Company.

Mr. Milley stated that "ELXSI's NOLs are an important corporate asset, and with the support of our stockholders we have now taken an important step toward protecting their value."

                                 *      *      *

Currently, ELXSI owns and operates 53 Bickford's, five Abdow's and one Howard Johnson's restaurant. ELXSI also owns Cues, of Orlando, Florida, the nation's leading manufacturer of video inspection and repair equipment serving the wastewater and environmental industries.

ELXSI's Common Stock is traded in The NASDAQ Stock Market, under the symbol ELXS. Contact: Kevin P. Lynch, ELXSI Corporation, (617) 782-4010, ext. 3002.

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